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jmercado@stblaw.com

March 23, 2017

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, CD 20549

RE: IRSA Inversiones y Representaciones S.A.

Form 20-F for the fiscal year ended June 30, 2016

Filed November 1, 2016

File No. 001-13542

Dear Ms. Jennifer Monick:

On behalf of our client IRSA Inversiones y Respresentaciones S.A. (the “Company”), we are writing to respond to comments raised in the Staff’s comment letter dated March 2, 2017 (the “Comment Letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally filed on November 1, 2016, pursuant to the Securities Exchange Act of 1934, as amended.

We are providing the following responses to the comments contained in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments from the Staff set forth in the Comment Letter. The responses and information set forth below are based upon information provided to us by the Company.

Form 20-F for fiscal year ended June 30, 2016

Item 5. Operating and Financial Review and Prospects, page 110
1. In future filings, please include a more robust disclosure of the impact that inflation has on your operating results. Please refer to Item 5.A.2 of Form 20-F.

In response to the Staff’s comment, the Company advises the Staff that the Company will include more robust disclosure regarding the impact of inflation on the Company’s operating results starting with the Company´s Annual Report on Form 20-F for the fiscal year ended June 30, 2017.

Report of Independent Registered Public Accounting Firm
2. Please tell us how your auditors determined it was unnecessary to include the term substantial doubt in their explanatory paragraph. Please refer to PCAOB Auditing Standard 2415.12.

In response to the Staff's comment, the Company advises the Staff that based on PCAOB Auditing Standard 3101 “Reports on Audited Financial Statements”, paragraph 19, the report of the Company´s auditors voluntarily included an emphasis of a matter paragraph in general to highlight the going concern situation of the Company´s subsidiary IDBD as opposed to a required substantial doubt paragraph per PCAOB AS 2415.12 relating to a going concern qualification regarding the Company.

Note 2.3 Scope of Consolidation

(a) Subsidiaries, page F-17

3. We note you consolidate several entities in which you have a less than 50% ownership interest. Please tell us how you complied with the disclosure guidance in paragraph 9 of IFRS 12.

In response to the Staff’s comment, the Company advises the Staff that the Company consolidates one entity which it holds less than 50% of the voting shares, named Cellcom. Note 2.3 to the consolidated financial statements “Scope of consolidation – Subsidiaries” includes footnotes relating to this entity briefly explaining the reason why the Company consolidates it. The Company believes that this footnote is in compliance with paragraphs 7 and 9 of IFRS 12. As referenced in Note 2.3., the Company believes that in this entity it exercises effective control given the concentration of share ownership of the Company compared to other shareholders of the related entity.

Note 20. Provisions, page F-104

4. Please tell us how you have complied with the disclosure requirements in paragraph 84 of IAS 37. Within your response, specifically address how you determined that you have not aggregated more than one class of provision within any of the columns in the table on page F-105.

In response to the Staff’s comment, the Company advises the Staff that the table included in Note 20 “Provisions” to the Company’s consolidated financial statements complies with the requirements of paragraph 84 of IAS 37 as it includes a reconciliation for each class of provision, except as set forth below.

The Company also advises the Staff that the column titled “Guarantees and Other Provisions” in the table included in Note 20 was intended to encompass all other classes of provisions for which a separate column was not presented. The Company confirms that it has not aggregated more than one class of provision within any of the columns presented in the referenced table. The Company advises the Staff that the title of the column erroneously refers to “Guarantees” since there were no provisions constituted for guarantees for the periods presented in the table. The Company will separately disclose this class of provisions, if any, in future filings.

Finally, the Company advises the Staff that this column includes Ps. 360 million of the total Ps. 427 million (representing 84% of the balance) related to a termination fee payable on a pre-acquisition contractual obligation between the Company’s subsidiary, IDBD, and a brokerage firm regarding certain advisory services for one of IDBD’s buildings. The Company is currently disputing the contractual termination fee, therefore the final amount and timing of payment is uncertain. The Company advises the Staff that it will include the proposed footnote below describing the nature of this provision in future filings. The remaining amount included within the column was not material and is unrelated to any of the classes of provisions separately disclosed. In future filings, this will be renamed as “All Other Provisions” to include all other classes of provisions not presented separately as indicated below.

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision (in millions of pesos):

	Legal claims (i)	Investments in joint ventures and associates (ii)	Sited dismantling and remediation (iii)	Onerous contracts (iv)	All Other Provisions (v) (vi)	Total
At July 1st, 2014	47	177	-	-	-	224
Additions	35	159	-	-	-	194
Recovery	(15)	-	-	-	-	(15)
Used during the year	(4)	-	-	-	-	(4)
Contributions	-	(2)	-	-	-	(2)
Currency translation adjustment	-	29	-	-	-	29
At June 30, 2015	63	363	-	-	-	426
Additions	52	231	39	64	3	389
Liabilities added as a result of business combination (Note 3)	424	-	47	199	299	969
Recovery	(40)	-	-	-	(6)	(46)
Used during the year	(50)	-	-	(80)	(13)	(143)
Contributions	-	(18)	-	-	-	(18)
Currency translation adjustment	240	262	28	113	144	787
At June 30, 2016	689	838	114	296	427	2,364

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the equity interest in New Lipstick and Condor with negative equity. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".
(iii)
The Group’s companies are required to recognize certain costs related to dismantling assets and remediating sites here such assets are located. The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements.
(iv)
Provisions for other contractual liabilities include a series of liabilities resulting from a contractual liability or laws, regarding which there is a high degree of certainty as to the terms and the necessary amounts to discharge such liability.
(v)
Additions and recoveries are included in Costs
(vi)
Includes Ps. 360 million related to a termination fee on a pre-acquisition contractual obligation between the Company's subsidiary, IDBD and a brokerage firm regarding advisory services on a property. The Company is currently disputing the contractual termination fee, therefore the final amount and timing of payment is uncertain.

Schedule II, page F-50

5. Please tell us how your presentation of summarized financial information of IDBD satisfies the requirements of Rule 3-09 of Regulation S-X. Also, please tell us how you determined it was unnecessary to provide Rule 3-09 financial statements for the period from July 1, 2015 until October 11, 2015.

In response to the Staff’s comment, the Company advises the Staff that IDBD was an associate accounted for under the fair value model for the period from July 1, 2015 until October 11, 2015, the date it became a subsidiary of the Company. The Company performed the income test as per Rule S-X 3-09 and determined that the associate was not significant for the abovementioned period. The Company inadvertently omitted to include unaudited financial statements of the associate IDBD in its Annual Report on Form 20-F for the Company’s fiscal year ended June 30, 2016. Concurrently with this submission, the Company will file an amendment to its Annual Report on Form 20-F for the fiscal year ended June 30, 2016 to include unaudited financial statements of IDBD for the full year ended December 31, 2015 to satisfy the Rule 3-09 requirement for the abovementioned period.

The Company also advises the Staff that the investment in the associate IDBD was significant for the Company’s fiscal years ended June 30, 2015 and 2014 and as such on March 16, 2016 the Company filed an amendment to its Annual Report on Form 20-F for the fiscal year ended June 30, 2015 to include the separate financial statements of IDBD for the year ended December 31, 2014 audited under US GAAS. The Company inadvertently omitted to include these separate audited financial statements of IDBD for the year ended December 31, 2014 in its Annual Report on Form 20-F for the Company’s fiscal year ended June 30, 2016 and accordingly, concurrently with this submission, the Company will file an amendment to its Annual Report on Form 20-F for the Company’s fiscal year ended June 30, 2016 to include the audited financial statements of IDBD for the year ended December 31, 2014 as an exhibit.

The Company also advises the Staff that the Company complied with the 3-09 requirements for the year ended June 30, 2014 as it received a waiver dated October 27, 2014which granted relief to include expanded disclosures in Note 9 to the consolidated financial statements as of and for the year ended June 30, 2014 in lieu of separate financial statements of the associate IDBD for the period the Company held the investment in such year.

Banco Hipotecario SA and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1. General, page F-170

7. Based on your disclosure on page F-219, it appears that the Banco Hipotecario financial statements must be stated in constant currency pursuant to the Argentine professional accounting standards. Please clarify for us and in future filings if these financial statements are on a constant currency basis. To the extent your financial statements are presented on a constant currency basis, please provide a clear description in your financial statements that the effects of price level changes have not been included in your reconciliations. Refer to Item 17(c)(2)(iv)(A) of Form 20-F.

In response to the Staff’s comment, the Company advises the Staff that the financial statements of Banco Hipotecario are not stated in constant currency. The Company also advises the Staff that it will revise Note 1.d) to the financial statements of Banco Hipotecario to clarify that the financial statements are not stated in constant currency.

* * *
Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

Very truly yours,

By:/s/ Jaime Mercado
Jaime Mercado

cc:
Matías Gaivironsky

Leonardo Magliocco
Eduardo Loiacono
David L. Williams